Exhibit 12.1

RELIANT ENERGY, INC. AND SUBSIDIARIES

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

	Three Months Ended March 31,
	2005(1)	2004(1)
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$105,345	$91,867
Capitalized interest	—	16,717
Interest within rent expense	14,453	15,078
Total fixed charges	$119,798	$123,662

Earnings from continuing operations:
Loss from continuing operations before income taxes	$(27,406)	$(65,618)
Loss of equity investments of unconsolidated subsidiaries	168	806
Subtotal	(27,238)	(64,812)
Plus –
Fixed charges from above	119,798	123,662
Amortization of capitalized interest	2,113	1,662
Distributed income of equity investees	20	2,100
Less –
Capitalized interest	—	(16,717)
	$94,693	$45,895

Ratio of earnings from continuing operations to fixed charges	—	—

(1)   For the three months ended March 31, 2005 and 2004, our earnings were insufficient to cover our fixed charges by $25 million and $78 million, respectively.